Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2005	2004
	(In Millions)
Earnings(loss):

Loss before income taxes & adjustments for minority	$(4,126)	$(947)
interest and equity earnings/(losses) in affiliates

Add(deduct):
Fixed charges, from below	573	469
Distributed earnings of affiliates	-	1
Amortization of capitalized interest	11	12
Interest capitalized	4	(1)

Loss as adjusted	$ (3,538)	$ (466)

Fixed charges:

Interest expense, including capitalized amounts and
amortization of debt costs	$ 361	$ 347
Portion of rental expense representative
of the interest factor	212	122

Fixed charges	$ 573	$ 469

Ratio of earnings to fixed charges	(a)	(a)

                    ___________
                    (a)    Earnings were inadequate to cover fixed charges by $4.1 billion in 2005 and $935 million in 2004.